UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Mechanical Technology, Incorporated
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

583538 20 2
(CUSIP Number)

Jeffrey S. Spindler, Esq.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 583538 20 2

1	NAME OF REPORTING PERSON Brookstone Partners Acquisition XXIV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,750,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 583538 20 2

1	NAME OF REPORTING PERSON BP XXIV Flow, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,750,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 583538 20 2

1	NAME OF REPORTING PERSON BP XXIV Meter, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,750,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 583538 20 2

1	NAME OF REPORTING PERSON Edward R. Hirshfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,750,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 583538 20 2

1	NAME OF REPORTING PERSON Matthew E. Lipman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 583538 20 2

1	NAME OF REPORTING PERSON Michael Toporek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 583538 20 2

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Mechanical Technology, Incorporated, a New York corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 325 Washington Avenue Extension, Albany, New York 12205.

Item 2.	Identity and Background.

(a)           This statement is filed by Brookstone Partners Acquisition XXIV, LLC, a Delaware limited liability company (“Brookstone XXIV”), BP XXIV Flow, LLC, a Delaware limited liability company (“Brookstone Flow”), BP XXIV Meter, LLC, a Delaware limited liability company (“Brookstone Meter” and together with Brookstone XXIV and Brookstone Flow, the “Brookstone Entities”), Edward R. Hirshfield, Matthew E. Lipman and Michael Toporek.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Brookstone Flow is the Managing Member of Brookstone XXIV.  Brookstone Meter is the Managing Member of Brookstone Flow.  Edward R. Hirshfield is the Managing Member of Brookstone Meter.  By virtue of these relationships, each of Brookstone Flow, Brookstone Meter and Mr. Hirshfield may be deemed to beneficially own the Shares directly owned by Brookstone XXIV.

(b)           The address of the principal office of each of the Reporting Persons is 122 East 42nd Street, Suite 4305, New York, New York 10168.

(c)           The principal business of Brookstone XXIV is investing in securities.  The principal business of Brookstone Flow is serving as the Managing Member of Brookstone XXIV.  The principal business of Brookstone Meter is serving as the Managing Member of Brookstone Flow.  The principal occupation of Michael Toporek is serving as a Principal of MJT Park Investors, Inc., a management and consulting firm.  The principal occupation of each of Edward R. Hirshfield and Matthew E. Lipman is serving as an employee of Ambrose Employer Group, LLC, a human resources outsourcing firm.  Mr. Toporek is also the President and Chief Executive Officer of each of the Brookstone Entities.  Mr. Lipman is also the Vice President of each of the Brookstone Entities.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 583538 20 2

(f)           Each of the Brookstone Entities is organized under the laws of the State of Delaware.  Each of Edward R. Hirshfield, Matthew E. Lipman and Michael Toporek is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,750,000 Shares owned directly by Brookstone XXIV is $2,737,500.  Such Shares were acquired with the working capital of Brookstone XXIV.

The aggregate purchase price of the 100 Shares owned directly by Matthew E. Lipman is $84.99, including brokerage commissions.  Such Shares were acquired with the personal funds of Mr. Lipman.

Item 4.	Purpose of Transaction.

Edward R. Hirshfield, Matthew E. Lipman and Michael Toporek have been appointed to the board of directors of the Issuer in connection with the Securities Purchase Agreement (as defined in Item 6).  Except in Messrs. Hirshfield’s, Lipman’s and Toporek’s capacities as directors of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Reference is made to the description of the Securities Purchase Agreement and Registration Rights Agreement in Item 6.  The Securities Purchase Agreement and Registration Rights Agreement are referenced as Exhibit 99.2 and Exhibit 99.3, respectively, hereto and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 8,998,482 Shares outstanding as of October 21, 2016, which is the total number of Shares outstanding based on the Form 8-K filed by the Issuer on October 21, 2016.

As of the close of business on the date hereof, Brookstone XXIV directly owned 3,750,000 Shares, constituting approximately 41.7% of the Shares outstanding.  By virtue of their relationships with Brookstone XXIV discussed in further detail in Item 2, each of Brookstone Flow, Brookstone Meter and Edward R. Hirshfield may be deemed to beneficially own the Shares directly owned by Brookstone XXIV.

CUSIP NO. 583538 20 2

As of the close of business on the date hereof, Matthew E. Lipman directly owned 100 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Michael Toporek did not beneficially own any securities of the Issuer.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)           Brookstone XXIV may be deemed to share with Brookstone Flow, Brookstone Meter and Edward R. Hirshfield the power to vote and dispose of the Shares directly owned by Brookstone XXIV.

Matthew E. Lipman has the sole power to vote and dispose of the Shares directly owned by him.

(c)           There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days, except for the acquisition by Brookstone XXIV of 3,750,000 Shares pursuant to the Securities Purchase Agreement, as discussed in greater detail in Item 6.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Joint Filing Agreement

On October 27, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Securities Purchase Agreement

On October 21, 2016, the Issuer and Brookstone XXIV entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which on such date the Issuer issued and sold 3,750,000 Shares (the “Purchased Shares”) to Brookstone XXIV for an aggregate of $2,737,500.  The Issuer also agreed to (i) appoint Edward R. Hirshfield, Matthew E. Lipman and Michael Toporek, each a designee of Brookstone XXIV, to the Issuer’s board of directors (the “Board), (ii) appoint Mr. Hirshfield to the Compensation Committee of the Board and Mr. Lipman to the Audit Committee and Governance and Nominating Committee of the Board, (iii) maintain such committee appointments, (iv) appoint one of such designated directors (or a successor named by Brookstone XXIV) to each Board committee created after October 21, 2016 and maintain such appointments, and (v) include certain numbers of such designated directors (or successor named by Brookstone XXIV) as nominees recommended by the Board for election as directors, as long as Brookstone XXIV and its affiliates beneficially own outstanding Shares of the Issuer.  At any time Brookstone XXIV and its affiliates beneficially own at least 25% of the outstanding Shares of the Issuer, the Issuer must include three such Brookstone XXIV-designated directors on its Board and as Board-recommended director nominees.  At any time Brookstone XXIV and its affiliates beneficially own at least 10% but less than 25% of the outstanding Shares of the Issuer, the Issuer must include two such Brookstone XXIV-designated directors on its Board and as Board-recommended director nominees.  At any time Brookstone XXIV and its affiliates beneficially own any Shares of the Issuer but less than 10% of the outstanding Shares of the Issuer, the Issuer must include one such Brookstone XXIV-designated director on its Board and as a Board-recommended director nominee.

CUSIP NO. 583538 20 2

The Issuer further agreed pursuant to the Securities Purchase Agreement that it would not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisesable for its equity securities, other than pursuant to a Demand Registration (as defined below) during the 90-day period beginning on the effective date of any registration statement in connection with a Demand Registration, except pursuant to a registration statement covering (i) sales or distributions of the Issuer’s equity securities or any securities convertible into or exchangeable or exercisable for its equity securities pursuant to a registration statement on Form S-4 or Form S-8 or any successor form, (ii) the issuance of Shares of the Issuer upon the conversion, exercise or exchange, by the holder thereof, of options, warrants or other securities convertible into or exercisable or exchangeable for Shares of the Issuer pursuant to their terms, or (iii) the issuance of Shares of the Issuer in connection with transfers to dividend reinvestment plans or to employee benefit plans in order to enable any such employee benefit plan to fulfill its funding obligations in the ordinary course.

In connection with the Securities Purchase Agreement, the Issuer and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”), entered into an amendment (the “Amendment”) to the Rights Agreement, dated as of October 6, 2016, between the Issuer and the Rights Agent (the “Rights Agreement”).  The Rights Agreement is intended to act as a deterrent to any person (together with all affiliates and associates of such person) acquiring “beneficial ownership” (as defined in the Rights Agreement) of 4.99% or more of the outstanding Shares of the Issuer without the approval of the Board (an “Acquiring Person”), in an effort to protect against a possible limitation on the Issuer’s ability to use its net operating loss carryforwards.  The Amendment exempts Brookstone XXIV and its affiliates and associates from the definition of “Acquiring Person” under the Rights Agreement.  The Issuer and the Board also took action in order to render inapplicable all restrictions on Brookstone XXIV as an “interested shareholder” under Section 912 of the New York Business Corporation Law.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is referenced as Exhibit 99.2 hereto and is incorporated herein by reference.

CUSIP NO. 583538 20 2

Registration Rights Agreement

On October 21, 2016, the Issuer and Brookstone XXIV entered into a Registration Rights Agreement, pursuant to which the Issuer agreed to, at any time after December 20, 2016 and upon the request of holders of at least 25% of the outstanding Purchased Shares, to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), to register the resale of the Purchased Shares (a “Demand Registration”).  The Issuer also agreed, subject to certain conditions and exclusions, to include the resale of the Purchased Shares in any registration statement that the Issuer files under the Securities Act (other than a registration statement on Form S-4 or Form S-8) upon the request of any holder of Purchased Shares.  The Registration Rights Agreement terminates on the earlier of October 21, 2021 or the date that Brookstone XXIV or any permitted assignee or successor of Brookstone XXIV owns less than 10% of the outstanding Shares of the Issuer.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is referenced as Exhibit 99.3 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1
Joint Filing Agreement by and among Brookstone Partners Acquisition XXIV, LLC, BP XXIV Flow, LLC, BP XXIV Meter, LLC, Edward R. Hirshfield, Matthew E. Lipman and Michael Toporek, dated October 27, 2016.

99.2
Securities Purchase Agreement by and between Mechanical Technology, Incorporated and Brookstone Partners Acquisition XXIV, LLC, dated October 21, 2016 (incorporated by reference to Exhibit 10.22 to the Form 8-K filed by the Issuer on October 21, 2016).

99.3
Registration Rights Agreement by and between Mechanical Technology, Incorporated and Brookstone Partners Acquisition XXIV, LLC, dated October 21, 2016 (incorporated by reference to Exhibit 10.23 to the Form 8-K filed by the Issuer on October 21, 2016).

CUSIP NO. 583538 20 2

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2016	Brookstone Partners Acquisition XXIV, LLC

	By:	BP XXIV Flow, LLC Managing Member

	By:	BP XXIV Meter, LLC Managing Member

	By:	/s/ Edward R. Hirshfield
		Name:	Edward R. Hirshfield
		Title:	Managing Member

BP XXIV Flow, LLC

By:	BP XXIV Meter, LLC Managing Member

By:	/s/ Edward R. Hirshfield
	Name:	Edward R. Hirshfield
	Title:	Managing Member

BP XXIV Meter, LLC

By:	/s/ Edward R. Hirshfield
	Name:	Edward R. Hirshfield
	Title:	Managing Member

/s/ Edward R. Hirshfield
Edward R. Hirshfield

/s/ Matthew E. Lipman
Matthew E. Lipman

/s/ Michael Toporek
Michael Toporek